Exhibit 99.2

Appointment of New Independent Director and Changes to Board Composition

Missfresh Limited (the “Company”) has recently appointed Dr. Jia He as an independent director, a member of the audit committee, a member of the compensation committee and a member of the nominating and corporate governance committee of the board of directors of the Company, effective from November 11, 2021.

Dr. Jia He has over 20 years of experience in the finance and education industry. Dr. He was an associate professor (life tenure) of the University of Houston from September 1996, a professor of the Department of Finance of the Chinese University of Hong Kong from August 1997 to August 2014, a member of the Strategy and Development Committee of the CSRC from June 2001 to July 2002. Dr. He has served as an independent non-executive director in the following listed companies: Xinlong Holding (Group) Company Ltd. (SZSE: 000955) since February 2020, Bank of Tianjin Co., Ltd. (HKG: 1578) since June 2018, Norinco International Cooperation Co., Ltd. (SZSE: 000065) since January 2017, China Chengtong Development Group Limited (HKG: 217) since September 2015, Shenzhen Xinguodu Technology Co., Ltd. (SZSE: 300130) since May 2014, Wealthking Investments Limited (HKG: 1140) since February 2003, CITIC Securities Company Limited (HKG: 6030 and SHSE: 600030) from March 2016 to April 2021, Shanghai Junshi Biosciences Co., Ltd. (SHSE: 688180 and HKG: 1877) from June 2018 to June 2020, Tsinghua Tongfang Co., Ltd. (SHSE: 600100) from May 2015 to March 2020, and Tibet Huayu Mining Co., Ltd. (SHSE: 601020) from October 2015 to October 2018. Dr. He also held various other positions, including serving as a chair professor of Southern University of Science and Technology of China, Cheung Kong Visiting Chair Professor of the Ministry of Education, executive director and academic member of the China Society for Finance and Banking, and financial consultant for Quanzhou government. Dr. He graduated from Heilongjiang University in 1978 majoring in mathematics, obtained his double master’s degree in computer science and decision science engineering from Shanghai Jiao Tong University in 1983 and obtained his Ph.D. degree in finance from the Wharton School of the University of Pennsylvania in 1988.

Mr. Zhaohui Li, who had served as a director of the Company since June 2017, has resigned from his position on the board of directors of the Company, effective from November 11, 2021.